
03053003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00


SEC MAIL
RECEIVED
PROCESSING
APR 0 2 2003
WASH. D.C.
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFS Investments Inc.

OFFICIAL USE ONLY
010111
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3120 Breckinridge Blvd.
(No. and Street)

Duluth, GA 30099
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon K. Grubenhoff 770-564-6201
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — *if individual, state last, first, middle name*)

303 Peachtree Street, N.E.; Suite 2000; Atlanta, GA 30308
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon K. Grubenhoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFS Investments Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Sharon K. Grubenhoff
Signature

Vice President
Title

Judy L. Davis 2-28-03
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308

Independent Auditors' Report

The Board of Directors
PFS Investments Inc.:

We have audited the accompanying statement of financial condition of PFS Investments Inc. (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2002, and the related statements of earnings, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFS Investments Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Atlanta, Georgia
February 14, 2003

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2002

Assets

Cash	$	2,521,126
Securities owned, at fair value (note 2)		118,331,912
Receivables from brokers and dealers		87,239
Accounts receivable from representatives		671,191
Receivables from affiliates (note 6)		5,677,134
Other receivables		731,958
Contract buyout, less accumulated amortization of $6,453,219 (note 6)		14,197,082
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,191,047		195,990
Income taxes receivable		22,859
Other assets		143,680
Total assets	$	142,580,171

Liabilities and Stockholder's Equity

Unpresented checks	$	2,982,478
Commissions payable to representatives		3,048,866
Payables to affiliates (note 6)		6,386,336
Deferred income taxes (note 3)		5,168,944
Accounts payable/accrued expenses		7,733,258
Other liabilities		2,197,870
Total liabilities		27,517,752
Stockholder's equity (note 4):		
Common stock of $0.10 par value. Authorized 100,000 shares; issued and outstanding 15,000 shares		1,500
Additional paid-in capital		32,063,543
Retained earnings		82,997,376
Total stockholder's equity		115,062,419
Contingencies (note 7)		
Total liabilities and stockholder's equity	$	142,580,171

See accompanying notes to financial statements.

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Earnings

Year ended December 31, 2002

Revenue:	
Commissions – affiliated	$ 78,841,307
Commissions – nonaffiliated	45,749,828
Custodial fee income – affiliated	16,933,199
Custodial fee income – nonaffiliated	6,437,327
Investment income (note 2)	1,972,305
Other	8,215,113
Total revenue	158,149,079
Expenses (note 6):	
Commissions – affiliated	54,342,411
Commissions – nonaffiliated	29,926,812
Employee compensation and benefits	4,365,046
Communications	501,851
Occupancy and equipment costs	554,609
Management fees	3,999,436
Other operating expenses	5,645,022
Total expenses	99,335,187
Earnings before income taxes	58,813,892
Income tax expense (note 3)	21,852,099
Net earnings	$ 36,961,793

See accompanying notes to financial statements.

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Stockholder's Equity

Year ended December 31, 2002

	Common stock			Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares		Amount			
Balance, January 1, 2002	15,000	$	1,500	32,063,543	71,035,583	103,100,626
Net earnings	—		—	—	36,961,793	36,961,793
Cash dividend to Parent	—		—	—	(25,000,000)	(25,000,000)
Balance, December 31, 2002	15,000	$	1,500	32,063,543	82,997,376	115,062,419

See accompanying notes to financial statements.

PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:	
Net earnings	$ 36,961,793
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation and amortization expense	1,040,008
Change in unrealized appreciation of securities	43,142
Deferred income taxes	1,313,197
Decrease (increase) in receivables:	
Brokers and dealers	102,139
Representatives	(112,040)
Affiliates	(2,028,268)
Other	1,673,039
Decrease in other assets	186,707
Increase (decrease) in payables and other liabilities:	
Commissions payable to representatives	401,958
Affiliates	336,012
Accounts payable and accrued expenses	(1,166,356)
Income taxes payable to Parent	(7,507,877)
Decrease in other liabilities	(112,496)
Net cash provided by operating activities	31,130,958
Cash flows from investing activities:	
Purchase of furniture and equipment	(1,612)
Purchase of equity securities	(500,000)
Net cash used in investing activities	(501,612)
Cash flows from financing activities:	
Increase in unpresented checks	940,498
Dividends paid to Parent	(25,000,000)
Net cash used in investing activities	(24,059,502)
Net increase in cash and cash equivalents	6,569,844
Cash and cash equivalents at beginning of year	113,687,852
Cash and cash equivalents at end of year (note 1(c))	$ 120,257,696
Supplemental disclosure:	
Cash paid during the year for income taxes	$ 28,046,779

See accompanying notes to financial statements.

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Notes to Financial Statements

December 31, 2002

(1) Summary of Significant Accounting Policies

(a) General Information

PFS Investments Inc. (the Company) is a wholly owned subsidiary of Primerica Finance Corporation, a wholly owned indirect subsidiary of Citigroup Inc. (the Parent). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is an introducing broker-dealer, under the laws governed by the National Association of Securities Dealers, for 36 mutual fund families with which it has selling agreements. Under these selling agreements, the Company receives dealer reallowances and 12b-1 trailer fees, and in turn, pays commissions on these fees to approximately 28,000 registered representatives. The Company has been approved by the IRS under applicable tax code provisions to act as a nominee custodian solely for Federal income tax purposes for certain funds managed by Salomon Smith Barney Investment Funds, Inc., Van Kampen Investment Company, Pioneer Funds Distributor, Inc., and AIM Fund Services, Inc. The Company receives annual custodian fees in this capacity.

(b) Securities

Securities transactions are recorded on a trade date basis. Such securities primarily consist of commercial paper with a maturity of six months or less and are carried at cost, which approximates fair value. Realized gains and losses are included in investment income. The cost used in computing realized gains and losses is based on the specific identification method. The change in unrealized gain (loss) on securities is included in investment income.

(c) Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid securities purchased with a maturity of six months or less to be cash equivalents. Cash equivalents at December 31, 2002 include commercial paper totaling $117,736,570.

(d) Depreciation and Amortization

Depreciation of furniture, equipment, and leasehold improvements is provided for over the estimated useful lives of the respective assets using the straight-line method. The cost of leasehold improvements is amortized on a straight-line basis over 60 months. Maintenance and repairs which do not significantly extend the useful life of the related asset are expensed as incurred.

(e) Income Taxes

The Company accounts for income taxes using the asset and liability method prescribed by Statement of Financial Accounting Standards (SFAS) No. 109. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's income or loss is included in the consolidated income tax returns of the Parent. The Parent allocates to the Company appropriate tax expense which is derived from inclusion of the Company's earnings in such consolidated income tax returns.

(f) ***Accounts Receivable from Representatives***

Accounts receivable from representatives are amounts due from agents for licensing and commission reversals. Losses from such receivables are indemnified by other agents.

(g) ***Contract Buyout***

Amortization of contract buyout is calculated on a straight-line basis over 24 years, which represents the life of the noncompete agreement.

(h) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) ***Fair Value of Financial Instruments***

Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures About Fair Value of Financial Instruments*, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Cash and cash equivalents, accounts receivable, affiliate receivables, and accounts payable and accrued expenses are reflected in the financial statements at historical cost, which management believes approximates fair value because of the short-term maturity of these instruments. Investments in mutual funds are carried at fair value. Common stock is carried at historical cost, which management believes approximates fair value.

(j) ***Commissions***

The Company receives commission income from various fund companies for the mutual funds it sells. The commissions are collected, by the various fund companies, from customer accounts for the customers' purchase of the mutual fund. The various fund companies remit the collected commissions to the Company.

The Company, in turn, pays commissions to its sales force for the sale of mutual funds. The Company paid 67.64% of the commission income it received as commission expense to its sales force in 2002.

(k) ***Custodial Revenues***

Effective October 1, 1995, the Company receives from Salomon Smith Barney Investment Funds, Inc. annual custodian fees for services rendered in its capacity to act as nominee custodian on

customer IRA accounts. Effective September 24, 2001, the Company receives from Van Kampen Investment Company annual custodian fees for services rendered in its capacity to act as nominee custodian on customer IRA accounts. Effective July 8, 2002, the Company receives from Pioneer Funds Distributor, Inc. annual custodian fees for services rendered in its capacity to act as nominee custodian on customer IRA accounts. Effective November 22, 2002, the Company receives from AIM Fund Services, Inc. annual custodian fees for services rendered in its capacity to act as nominee custodian on customer IRA accounts.

(2) Securities Owned

Investment income for the year ended December 31, 2002 is summarized as follows:

Interest earned on cash and cash equivalents	$	2,015,292
Realized gains		155
Change in unrealized gain on securities		(43,142)
	$	1,972,305

Securities owned are summarized as follows:

		Estimated fair value
Commercial paper, at cost which approximates fair value	$	117,736,570
Mutual funds, at fair value (cost $509,715)		485,442
Common stock, at cost which approximates fair value		109,900
	$	118,331,912

(3) Income Taxes

Income tax expense (benefit) for the year ended December 31, 2002 consists of:

		Current	Deferred	Total
Federal	$	18,749,868	1,123,543	19,873,411
State		1,789,034	189,654	1,978,688
	$	20,538,902	1,313,197	21,852,099

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

The tax effects of temporary differences that give rise to the net deferred tax liability at December 31, 2002 are presented below:

Deferred tax assets:		
Accrued expenses deductible when paid	$	4,068,234
Deferred tax liabilities:		
B-share income deferral		(4,844,813)
Other		(4,392,365)
Total deferred tax liabilities		(9,237,178)
Net deferred tax liability	$	(5,168,944)

There was no deferred tax asset valuation allowance at December 31, 2002. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Total income tax expense is different from the amount determined by multiplying earnings before income taxes by the statutory Federal tax rate of 35%. The reason for such difference is as follows:

Computed "expected" tax expense	$	20,584,862	35.00	%
State income tax, net of Federal income tax benefit		1,286,147	2.19	
Other		(18,910)	(0.04)	
	$	21,852,099	37.15	%

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires the maintenance of minimum "net capital" of the greater of $250,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined, not exceed 15-to-1. At December 31, 2002, the Company had net capital of $93,149,067 which was $91,314,550 in excess of its required net capital of $1,834,517. The Company's aggregate indebtedness to net capital ratio was 0.30-to-1.

(5) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2002, the Company had no liabilities that were subordinated to the claims of general creditors.

(6) Related Party Transactions

Effective July 1, 1995, the Company terminated its agreement with Management Financial Services, Inc. (MFS) – (formerly A. L. Williams & Associates, Inc.), owned by a former company officer, by paying a

lump sum of $20,650,301. Prior to July 1, 1995, the Company was obligated to pay an amount equal to 5.25% of commissions received by the Company. The lump sum contract buyout is being amortized straight-line over a period of 24 years. Provisions of the buyout provide for a noncompete agreement to continue through July 1, 2019. During 2002, amortization expense amounted to $860,429 and is included in other operating expenses in the accompanying statement of earnings.

Effective December 1, 1988, PFS Distributors, Inc. (PFSD), an affiliated company, agreed to share a portion of the cost of the Company's marketing support. Under the agreement, PFSD pays the Company an amount equal to 3.0% of commissions earned by the Company through the sale of Salomon Smith Barney shares. During 2002, the Company earned $2,001,335 under this agreement. This amount is included in other revenue in the accompanying statement of earnings.

The Company purchases computer services, electronic media resources, and printing services from affiliates to support its brokerage operations. The Company also incurs a management fee relating to certain shared general and administrative expenses allocated by an affiliate, Primerica Life Insurance Company (PLIC). During 2002, the Company incurred a total of $4,609,347 for such services and allocated expenses. The majority of this amount, $3,999,436 is reflected as management fees in the accompanying statement of earnings. The Company owes PLIC $1,600,824 for these services and allocated expenses as of December 31, 2002. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company purchases a portion of its fidelity bond coverage from affiliates. The coverage is effective from July 1 through June 30 each year. Total 2002 premiums paid for such coverage was $29,750 and is included in other operating expenses in the accompanying statement of earnings.

The Company has an arrangement in which the Company receives cash on behalf of Primerica Financial Services, Inc., an affiliate, relating to commission income and pays all related expenses for sales of variable annuities, thereby remitting the net to Primerica Financial Services, Inc. The Company owes Primerica Financial Services, Inc. $1,091,605 at December 31, 2002. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has a receivable of $1,934,960 at December 31, 2002 from PFSD. PFSD pays the Company commissions for sales of Salomon Smith Barney Class B mutual fund shares. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which the Company receives and disburses cash on behalf of Primerica Financial Services Home Mortgages, Inc. (HMI). The Company owes HMI $307,380 at December 31, 2002. HMI owes the Company $171,603 at December 31, 2002 for amounts disbursed by the Company on HMI's behalf. The net amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which Primerica Services, Inc. pays state income taxes on the Company's behalf. The Company owes Primerica Services, Inc. $989,230 at December 31, 2002 for amounts disbursed on the Company's behalf. This amount is included in payables to affiliates in the accompanying statement of financial condition.

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Notes to Financial Statements

December 31, 2002

The Company has an arrangement in which Primerica Shareholder Services (PSS) disburses cash on behalf of the Company. The Company owes PSS $1,972,406 at December 31, 2002. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which Associated Madison Companies, Inc. (AMAD) pays Federal income taxes on the Company's behalf. AMAD owes the Company $3,350,361 and $22,859 at December 31, 2002 for amounts overpaid on the Company's behalf. These amounts are included in receivables from affiliates and income taxes receivable, respectively, in the accompanying statement of financial condition.

The Company owes an amount of $596,494 in miscellaneous payables to affiliates as of December 31, 2002. This amount is included in payables to affiliates in the accompanying statement of financial condition.

The Company has miscellaneous receivables of $391,873 from affiliates as of December 31, 2002. This amount is included in receivables from affiliates in the accompanying statement of financial condition.

(7) Contingencies

The Company is subject to various legal proceedings and claims which arise in the normal course of business. While the outcome of these matters cannot be predicted with certainty, management does not believe the outcome of any of these legal matters will have a material adverse effect on the Company's financial position or results of operations.

(8) Form X-17A-5 Part IIA

Pursuant to SEC Rule 15c3-1, as adopted by the NASD, and as applied in conformity with generally accepted industry practices, the Company includes sales of variable annuity products in its computation of net capital. These variable annuity sales are, however, recorded in the financial records of Primerica Financial Services, Inc., an insurance agency licensed affiliate, and therefore, are not included in the audited financial statements of the Company. The schedule below details the difference between net capital, as reported in Form X-17A-5 Part IIA, and the audited financial statements. The inclusion of the sales in Form X-17A-5 is consistent with the treatment afforded such sales in prior years. Additionally, the Company has relied upon SEC no-action letters concerning such treatment and continues to rely on such no-action letters unless and until instructed otherwise.

		Form X-17A-5 Part IIA	Variable annuity adjustments	Audited financial statements
Total ownership equity (including adjustments)	$	267,272,562	(152,210,143)	115,062,419
Nonallowable assets		(174,041,642)	152,324,321	(21,717,321)
Haircuts on securities		(196,060)	29	(196,031)
Net capital	$	93,034,860	114,207	93,149,067
Total revenue	$	223,918,520	65,769,441	158,149,079
Total expenses, including taxes		160,994,903	39,807,617	121,187,286
Net earnings	$	62,923,617	25,961,824	36,961,793

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	PFS Investments Inc.	**as of**	December 31, 2002

Computation of Net Capital

1.	Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 115,062,419	**3480**
2.	Deduct: Ownership equity not allowable for net capital				**3490**
3.	Total ownership equity qualified for net capital			$ 115,062,419	**3500**
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	**3520**
	B. Other (deductions) or allowable credits (list)			0	**3525**
5.	Total capital and subordinated liabilities			$ 115,062,419	**3530**
6.	Deductions and/or charges:				
	A. *Total non-allowable assets from* Statement of Financial Condition (Notes B and C)	$ 21,717,321	**3540**		
	B. Secured demand note deficiency		**3590**		
	C. Commodity futures contracts and spot commodities *proprietary charges*		**3600**		
	D. Other deductions and/or charges		**3610**		
	E. Total deductions and/or charges			$ (21,717,321)	**3620**
7.	Other additions and/or allowable credits (list)			0	**3630**
8.	Net capital before haircuts on securities positions			$ 93,345,098	**3640**
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments		**3660**		
	B. Subordinated securities borrowings		**3670**		
	C. Trading and investment securities:				
	1. Exempt Securities		**3735**		
	2. Debt Securities		**3733**		
	6. Options		**3730**		
	8. Other securities	$ 185,393	**3734**		
	D. Undue concentration	$ 10,638	**3650**		
	E. Other (list)		**3736**	$ (196,031)	**3740**
10.	Net Capital			$ 93,149,067	**3750**

The above computation of net capital does not differ materially from the computation of net capital under rule 15(c)3-1 as of December 31, 2002 filed on January 23, 2003 and amended on February 26, 2003 on Form X-17A-5 Part IIA.

PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	PFS Investments Inc.	**as of**	December 31, 2002

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6 2/3% of line 19)			$	1,834,517	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	1,834,517	3760
14. Excess net capital (line 10 less 13)			$	91,314,550	3770
15. Excess capital at 1000% (line 10 less 10% of line 19)				90,397,292	3780

Computation of Aggregate Indebtedness

16. Total A.I. Liabilities from Statement of Financial Condition			$	27,517,752	3790
17. Add:					
A. Drafts for immediate credit	0	3800			
B. Market Value of securities borrowed for which no equivalent value is paid or credited	0	3810			
C. Other unrecorded amounts (list)	0	3820		0	3830
18. Deduct: adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				0	3838
19. Total aggregate indebtedness			$	27,517,752	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)				0.30	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19/line 10 less Item 4880 page 11)				0.30	3853

The above computation of net capital does not differ materially from the computation of net capital under rule 15(c)3-1 as of December 31, 2002 filed by the Company on January 23, 2003 and amended on February 26, 2003 on Form X-17A-5 Part IIA.

See accompanying independent auditors' report.



303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308

The Board of Directors
PFS Investments Inc.:

In planning and performing our audit of the financial statements of PFS Investments Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error, or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that



would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Atlanta, Georgia
February 14, 2003